Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-165388

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated July 1, 2010)

37,918,800 Shares of Common Stock Underlying Stock Warrants

37,918,800 Shares of Common Stock Underlying Unit Warrants

37,918,800 Stock Warrants Underlying Unit Warrants

37,918,800 Shares of Common Stock Underlying Stock Warrants Underlying Unit Warrants

This prospectus supplement no. 2 relates to (i) 37,918,800 shares of our common stock that are issuable upon the exercise of outstanding stock warrants, (ii) 37,918,800 shares of our common stock that are issuable upon the exercise of outstanding unit warrants, (iii) 37,918,800 stock warrants that are issuable upon the exercise of outstanding unit warrants and (iv) 37,918,800 shares of our common stock that are issuable upon the exercise of stock warrants that may be issued upon the exercise of outstanding unit warrants.  The securities to which this prospectus supplement relates comprise part of the units that we sold in our registered public offering on July 7, 2010.

This prospectus supplement no. 2 supplements the prospectus dated July 1, 2010, which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-165388).  This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the prospectus with the information contained in our quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2010, which is attached to this prospectus supplement.

Our common stock is quoted on the OTC Bulletin Board under the symbol “ADLS.OB.” On August 11, 2010, the last reported sale price of our common stock on the OTC Bulletin Board was $0.059 per share.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the prospectus.  If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS, INCLUDING THOSE SET FORTH IN THE “RISK FACTORS” SECTION OF THE PROSPECTUS DATED JULY 1, 2010 BEGINNING ON PAGE 8.  YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 12, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

☒  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Quarterly Period Ended: June 30, 2010

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No: 000-51436

ADVANCED LIFE SCIENCES HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	30-0296543
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification no.)

1440 Davey Road
Woodridge, IL 60517
(Address, including zip code of registrants principal executive offices)

Registrant’s telephone number: (630) 739-6744

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☐  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer.  See the definitions of  “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐  No  ☒

As of  August 9, 2010, the registrant had 196,804,914 shares of common stock, $0.01 par value per share, outstanding.

ADVANCED LIFE SCIENCES HOLDINGS, INC.
(A DEVELOPMENT STAGE ENTITY)
INDEX
Form 10-Q

PART I — FINANCIAL INFORMATION (UNAUDITED)
Item 1.	Consolidated Financial Statements:
Consolidated Balance Sheets as of June 30, 2010 and December 31, 2009
Consolidated Statements of Operations for the three and six months ended June 30, 2010 and 2009 and for the period from inception (January 1, 1999) through June 30, 2010
Consolidated Statements of Total Equity (Deficit) for period from inception (January 1, 1999) through June 30, 2010
Consolidated Statements of Cash Flows for the six months ended June 30, 2010 and 2009 and for the period from inception (January 1, 1999) through June 30, 2010
Notes to Consolidated Financial Statements
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 3.	Quantitative and Qualitative Disclosures About Market Risk
Item 4.	Controls and Procedures

PART II — OTHER INFORMATION
Item 1A.	Risk Factors
Item 5.	Other Information
Item 6.	Exhibits
Signatures
Exhibit Index

PART I — FINANCIAL INFORMATION

Item 1.  Consolidated Financial Statements (Unaudited)

ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$85,284	$2,841,801
Grant receivable	44,889	530,219
Prepaid insurance	50,730	111,761
Other prepaid expenses	14,969	88,535

Total current assets	195,872	3,572,316

PROPERTY AND EQUIPMENT:
Furniture and fixtures	214,380	244,072
Computer software and equipment	258,786	258,786
Leasehold improvements	177,253	177,253

Total property and equipment—at cost	650,419	680,111
Less accumulated depreciation	(613,512)	(624,158)

Property and equipment—net	36,907	55,953

OTHER ASSETS:
Commercial launch materials	2,760,936	2,760,936
Deferred offering and financing costs	512,364	13,566
Other long-term assets	25,000	25,000

Total other assets	3,298,300	2,799,502

TOTAL ASSETS	$3,531,079	$6,427,771

LIABILITIES AND EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$951,876	$604,334
Accrued payroll	474,334	664,436
Other accrued expenses	675,769	661,504
Accrued interest payable	120,563	73,194
Short-term lease payable	—	4,350
Line of credit	2,500,000	—
Short-term grant payable	500,000	—

Total current liabilities	5,222,542	2,007,818

Long-term grant payable	—	500,000
Long-term notes payable - related party	2,000,000	2,000,000
Line of credit	6,000,000	10,000,000

Total liabilities	13,222,542	14,507,818

COMMITMENTS AND CONTINGENCIES

EQUITY (DEFICIT):
Common stock, $0.01 par value—620,000,000 shares authorized; 100,372,067 issued and outstanding at June 30, 2010; 84,925,010 shares issued and outstanding at December 31, 2009	1,003,721	849,250
Additional paid-in capital	124,859,190	122,621,392
Deficit accumulated during the development stage	(135,554,374)	(131,550,689)
Noncontrolling interest in subsidiary	—	—

Total equity (deficit)	(9,691,463)	(8,080,047)

TOTAL LIABILITIES AND EQUITY (DEFICIT)	$3,531,079	$6,427,771

See notes to unaudited consolidated financial statements.

ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

					Period From
					Inception
					(January 1, 1999)
	Three months ended June 30,		Six months ended June 30,		Through
	2010	2009	2010	2009	June 30, 2010
Revenue:
Management fees	$—	$—	$—	$—	$1,161,180
Grants	273,029	706,814	752,853	1,118,299	4,822,445
Royalty—related party	—	—	—	—	45,238

Total revenue	273,029	706,814	752,853	1,118,299	6,028,863

Expenses:
Research and development	753,988	1,309,050	1,618,192	2,243,819	96,660,874
Contracted research and development— related party	—	—	—	—	7,980,299
Selling, general and administrative	1,293,758	1,690,505	2,635,588	3,199,458	36,007,074

Total expenses	2,047,746	2,999,555	4,253,780	5,443,277	140,648,247

Loss from operations	(1,774,717)	(2,292,741)	(3,500,927)	(4,324,978)	(134,619,384)

Net other (income) expense:
Interest income	(1,128)	(1,739)	(6,563)	(3,471)	(2,966,986)
Interest expense	253,332	258,211	509,321	510,929	4,694,936
Other (income) expense, net	—	19,595	—	19,595	146,092
Gain on sale of interest in Sarawak Medichem Pharmaceuticals joint venture	—	—	—	—	(939,052)

Net other (income) expense	252,204	276,067	502,758	527,053	934,990

Net loss	(2,026,921)	(2,568,808)	(4,003,685)	(4,852,031)	(135,554,374)

Less net loss attributable to the noncontrolling interest in subsidiary	—	—	—	—	—

Net loss attributable to Advanced Life Sciences Holdings, Inc.	(2,026,921)	(2,568,808)	(4,003,685)	(4,852,031)	(135,554,374)

Less accumulated preferred stock dividends of subsidiary for the period	43,750	43,750	87,500	87,500	1,932,292

Net loss available to common shareholders	$(2,070,671)	$(2,612,558)	$(4,091,185)	$(4,939,531)	$(137,486,666)

Net loss per share available to common shareholders - basic and diluted	$(0.02)	$(0.06)	$(0.04)	$(0.11)

Weighted average shares outstanding - basic and diluted	100,372,067	47,077,869	96,528,479	44,443,387

See notes to unaudited consolidated financial statements.

ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF TOTAL EQUITY (DEFICIT)

(Unaudited)

				Deficit
				Accumulated
			Additional	During the	Noncontrolling
	Common Stock		Paid-in	Development	Interest
	Shares	Amount	Capital	Stage	in Subsidiary	Total

BALANCE—January 1, 1999 (inception)	—	$—	$—	$—	$—	$—

Issuance of stock (at inception)	1,588,000	250,000	—	—	—	250,000
Issuance of common stock, net of offering costs (August 2005)	6,721,814	67,218	29,210,558	—	—	29,277,776
Issuance of common stock, net of offering costs (March 2006)	10,233,464	102,335	33,266,653	—	—	33,368,988
Issuance of common stock, net of offering costs (December 2007)	10,191,083	101,911	17,700,186	—	—	17,802,097
Issuance of common stock, net of offering costs (September 2008)	1,888,606	18,886	1,634,193	—	—	1,653,079

Exchange of shares under recapitalization (December 2004)	(1,629,685)	(256,563)	—	—	—	(256,563)
Issuance of shares under recapitalization (December 2004)	9,482,015	94,820	161,743	—	—	256,563
Capital contributions (December 2004)	—	—	12,711,330	—	—	12,711,330
Issuance of 14,887 warrants (December 2004)	—	—	11,898	—	—	11,898
Issuance of common stock in exchange for licenses (December 2004)	1,122,569	11,226	8,988,774	—	—	9,000,000
Issuance of common stock in exchange for reduction of milestones payable (August 2005)	600,000	6,000	3,000,000	—	—	3,006,000
Modification of 14,887 warrants (August 2005)	—	—	18,925	—	—	18,925
Issuance of common stock as payment for commitment fees (September 2008)	393,339	3,933	296,067	—	—	300,000
Issuance of 65,000 warrants (October 2008)	—	—	7,445	—	—	7,445
Issuance of common stock under standby equity distribution agreements, net of offering costs (2009)	43,986,137	439,862	12,475,173	—	—	12,915,035

Issuance of stock related to option exercises (since inception)	347,668	9,622	49,869	—	—	59,491

Compensation expense related to stock options (since inception)	—	—	3,088,578	—	—	3,088,578

Net loss (since inception)	—	—	—	(131,550,689)	—	(131,550,689)

BALANCE—December 31, 2009	84,925,010	849,250	122,621,392	(131,550,689)	—	(8,080,047)

Issuance of common stock under standby equity distribution agreements, net of offering costs	15,447,057	154,471	2,092,529	—	—	2,247,000
Compensation expense related to stock options	—	—	145,269	—	—	145,269

Net loss	—	—	—	(4,003,685)	—	(4,003,685)

BALANCE—June 30, 2010	100,372,067	$1,003,721	$124,859,190	$(135,554,374)	$—	$(9,691,463)

See notes to unaudited consolidated financial statements.

ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

			Inception
			(January 1, 1999)
	Six months ended June 30,		Through
	2010	2009	June 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,003,685)	$(4,852,031)	$(135,554,374)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation and amortization	17,678	65,907	966,155
Non-cash interest expense	8,852	7,084	131,592
Stock compensation expense	145,269	352,547	3,233,847
Non-cash research and development	—	—	24,466,667
Non-cash settlement of milestone payment	—	—	6,000
Gain on sale of interest in Sarawak Medichem Pharmaceuticals (SMP)	—	—	(939,052)
(Gain) loss on disposal	(1,435)	10,493	256,553
Changes in operating assets and liabilities:
Clinical supplies	—	—	533,333
Accounts receivable	485,330	(523,376)	(44,889)
Prepaid expenses	134,597	287,908	(74,247)
Commercial launch materials	—	—	(2,760,936)
Other assets	—	(2,785,941)	(16,452)
Accounts payable	210,659	3,166,748	814,993
Accrued expenses	(477,393)	(165,535)	848,549
Licenses payable	—	—	(11,000,000)
Accrued interest on debt	47,369	63,684	698,626

Net cash flows from operating activities	(3,432,759)	(4,372,512)	(118,433,635)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	—	(5,466)	(1,098,167)
Proceeds from the sale of SMP	—	—	939,052
Proceeds from the sales of investments	—	—	31,557,158
Purchase of investments	—	—	(31,557,158)

Net cash flows from investing activities	—	(5,466)	(159,115)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock and capital contributions	2,177,789	3,804,259	104,729,338
Proceeds from issuance of note payable and line of credit	—	85,000	15,103,691
Proceeds from grants	—	—	500,000
Proceeds from stock options exercised	—	628	59,491
Payments for financing fees	—	(36,039)	(53,039)
Payments of debt	(1,500,000)	—	(1,500,000)
Payments on capital leases	(1,547)	(4,066)	(161,447)

Net cash flows from financing activities	676,242	3,849,782	118,678,034

NET (DECREASE) INCREASE IN CASH	(2,756,517)	(528,196)	85,284

CASH—Beginning of period	2,841,801	1,527,108	—

CASH—End of period	$85,284	$998,912	$85,284

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$448,341	$441,512	$3,862,512

SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS
Noncash investment activity:
Purchase of property and equipment under capital leases	—	—	164,249
Noncash financing activity:
Issuance of common shares for licenses	—	—	9,000,000
Issuance of common shares for reduction of milestone payment	—	—	3,000,000
Debt discount	—	—	30,823
Offering Costs	438,439	—	438,439
SEDA and financing related costs	—	—	337,445

See notes to unaudited consolidated financial statements.

ADVANCED LIFE SCIENCES HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010

(UNAUDITED)

1.      Summary of Significant Accounting Policies

Nature of Business- Advanced Life Sciences Holdings, Inc. and its subsidiary Advanced Life Sciences, Inc. (together, the “Company”) conduct new drug research and development in the fields of infectious disease, oncology and respiratory disease.  Since inception, the Company has devoted substantially all of its efforts to activities such as financial planning, capital raising and product development, and has not derived significant revenues from its primary business activity.  Accordingly, the Company is in the development stage, as defined by the accounting principles generally accepted in the United States of America (“GAAP”).

Basis of Presentation- The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with GAAP and with the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.  However, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, unless otherwise noted herein, necessary to present fairly the results of operations, financial position and cash flows have been made.  Therefore, these consolidated financial statements should be read in conjunction with the Company’s most recent audited financial statements for the year ended December 31, 2009 and notes thereto. The consolidated financial statements include the accounts of the Advanced Life Sciences Holdings, Inc. and its wholly-owned subsidiary Advanced Life Sciences, Inc. (“ALS Inc.”)  All intercompany balances and transactions have been eliminated.  The results of operations for any interim period are not necessarily indicative of the results of operations expected for the full year.

The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations and the realization of assets and liquidation of liabilities in the ordinary course of business.  However, as a result of the Company’s continued losses and current cash and financing position, such realization of assets or liquidation of liabilities without substantial adjustments is uncertain.  Given this uncertainty, there is substantial doubt as to the Company’s ability to continue as a going concern.

Business and Credit Risks- The Company is subject to risks and uncertainties common to drug discovery companies, including technological change, potential infringement on intellectual property of third parties, new product development, regulatory approval and market acceptance of its products, activities of competitors and its limited operating history.

The Company has incurred losses since its incorporation in January 1999 and has funded its operations to date primarily from debt financings and capital contributions from its founder and Chief Executive Officer, proceeds from the initial public offering and secondary public offering, and private placements, including issuances of common stock under two Standby Equity Distribution Agreements.

In order to continue its business activities during 2010, the Company intends to raise additional capital by issuing additional common shares, continuing its efforts in applying for grant awards through various agencies and by licensing its lead compound, cethromycin (RestanzaTM), to commercial partners.  The Company believes, based upon current market conditions, commercial partnership agreements would include a series of milestone payments, including up-front milestones that would fund the Company’s continued operations.  Although management believes the Company could secure commercial partnerships, there can be no assurances that such partnerships will be available at terms acceptable to the Company, if at all.

2.      Equity Transactions

In March 2010, the Company and YA Global Master SPV Ltd. (“YA SPV”), an affiliate of Yorkville Advisors, agreed to terminate the Standby Equity Distribution Agreement dated June 19, 2009 (the “SEDA”).  The Company had sold to YA SPV 49,549,200 shares of its common stock and raised approximately $11.7 million under the SEDA prior to its termination.

Shares of common stock sold under the SEDA in excess of $9.0 million were sold with the consent of the Company’s lender under the Company’s credit facility.

In June 2009, the Company and YA Global Investments, L.P. (“YA Global”), an affiliate of Yorkville Advisors,  terminated a prior Standby Equity Distribution Agreement dated September 29, 2008 (“Former SEDA”).  For the period of January 1, 2009 through the end of the Former SEDA, the Company issued 9,883,994 shares to YA Global and received approximately $3.9 million.  In addition, in September 2008, the Company paid YA Global a commitment fee of $300,000 by issuing 393,339 shares of the Company’s common stock.

On July 7, 2010, the Company closed a registered public offering of units.  As part of the closing, the Company issued 379,188 units at a public offering price of $4.20 per unit, raising approximately $1.6 million in gross offering proceeds and approximately $1.0 million in net proceeds to the Company after deducting placement agent fees and offering expenses payable by the Company.  The Company intends to use the net proceeds from the offering for working capital purposes as it continues to work with the U.S. Food and Drug Administration (“FDA”) toward the completion of the protocol design for the additional clinical data needed for regulatory approval of cethromycin in the treatment of community acquired bacterial pneumonia (“CABP”) under a Special Protocol Assessment (“SPA”).

Each unit sold in the offering consists of (i) 100 shares of the Company’s common stock, (ii) 100 stock warrants to purchase shares of common stock at an exercise price of $0.042 per share and (iii) one warrant to purchase an additional unit, consisting of 100 shares of common stock and 100 stock warrants, at an exercise price of $4.20 per additional unit.  The stock warrants may be exercised at any time during the period commencing six months after the closing date and ending on the fifth anniversary of the closing date.  The unit warrants may be exercised at any time during the period commencing on the closing date and ending on the earlier of: (i) the date that is 45 days after the Company’s first public announcement that the FDA has accepted the Company’s SPA relating to the additional clinical data needed for regulatory approval of cethromycin in the treatment of CABP and (ii) December 31, 2010.

Dawson James Securities, Inc. (“Dawson James”) acted as the placement agent for the offering.  In addition to cash placement agent fees, the Company issued to Dawson James a compensation warrant to purchase 1,516,752 shares of common stock at an exercise price of $0.0672 per share.

Subsequent to the July 7, 2010 offering closing and through August 9, 2010, investors exercised 108,950 unit warrants consisting of 100 shares of common stock and 100 stock warrants, at an exercise price of $4.20 per unit.  The Company received gross proceeds of approximately $458,000 relating to these unit warrant exercises.

3.      Related Party Transactions

The Company’s Chief Executive Officer, Michael T. Flavin Ph.D., loaned $2.0 million to the Company in 2001 (see Note 4).  Interest expense of approximately $78,000 was recorded related to the loan for the six months ended June 30, 2010 and 2009.  As of June 30, 2010, $39,000 of interest payments were deferred and are expected to be paid later in the year.  In May 2010, Michael T. Flavin Ph.D. agreed to exchange this outstanding indebtedness for newly-issued units, at the same price per unit as those sold in the proposed offering of common stock and warrants.  The promissory note would be cancelled and retired upon effectiveness of the exchange.

On July 22, 2010,  the Company, acting through the independent audit committee of the Company’s board of directors, entered into an agreement (the “Amended Exchange Agreement”) with Dr. Flavin, amending and restating the Amended and Restated Debt Exchange Agreement dated as of June 15, 2010 (the “Prior Exchange Agreement”).  The Amended Exchange Agreement provides that the Company’s $2.0 million promissory note with Dr. Flavin will be exchanged for 47,619,047 shares of the Company’s common stock.  The price of $0.042 per share used in the exchange was the same price per share used in the Company’s recently completed public equity offering.  As a result of the exchange, the promissory note was cancelled and retired.

The Prior Exchange Agreement provided that Dr. Flavin would exchange the promissory note for units at the same price per unit as those sold in the Company’s proposed registered public offering.  Under the terms of the Prior Exchange Agreement, Dr. Flavin would have received 47,619,047 shares of common stock, 47,619,047 stock warrants and 476,190 unit warrants.  In the Amended Exchange Agreement, Dr. Flavin agreed with the Company to complete the proposed exchange without receiving any stock warrants or unit warrants.

In May 2010, the Company amended its loan agreement with a financial institution.  As part of the amendment, the Company’s Chief Executive Officer provided a $1.5 million personal guarantee to the loan facility and will be released of his guarantee upon receipt of a $1.5 million payment from the Company to the lender by July 1, 2010. In June 2010, the lender agreed to extend the July 1, 2010 payment date until October 1, 2010  (see Note 4).

The Company leases facilities from the BioStart Property Group, LLC (“BioStart”), a wholly-owned subsidiary of Flavin Ventures, LLC, which is owned by the Company’s Chief Executive Officer.  The lease, which commenced on October 1, 2009, is for a term of three years and provides the Company with 9,440 square feet of space at an annual rental rate of $10.50 per square foot.  The rental rate increases by 2.5% for the second year and by 3.0% in the final year of the lease term. The lease has a provision allowing the Company to negotiate an amendment to lease additional laboratory and office space should the need arise.  Lease obligations totaled approximately $72,000 and $152,000 for the six months ended June 30, 2010 and 2009, respectively.

4.      Debt Obligations

In September 2001, the Company incurred indebtedness under a $2.0 million promissory note with the Chief Executive Officer of the Company, which bears interest at 7.75%.  On January 4, 2010, the note was extended to January 5, 2012 and all other terms remained unchanged and in effect. Interest expense of $78,000 was recorded for the six months ended June 30, 2010.  As of June 30, 2010 and December 31, 2009, the Company had $2.0 million outstanding under the note In July 2010, the $2.0 million promissory note was exchanged for 47,619,047 shares of the Company’s stock and as a result of the exchange, the promissory note was cancelled and retired (see Note 3).

The Company has a revolving line of credit with a financial institution under which the Company had $8.5 million and $10.0 million outstanding as of June 30, 2010 and December 31, 2009, respectively. In May 2010, the Company entered into a letter agreement to extend the loan maturity by one year to January 1, 2012.  Under the terms of the agreement, the Company repaid $1.5 million of the outstanding loan balance and is required to further reduce the balance by an additional $1.5 million by July 1, 2010 and $1.0 million by April 1, 2011.  In June 2010, the lender agreed to extend the July 1, 2010 payment date until October 1, 2010.  The Company’s Chief Executive Officer, Michael T. Flavin, Ph.D., provided a personal guarantee to the loan facility and will be released of his guarantee upon receipt of a $1.5 million payment from the Company to the lender by October 1, 2010.  As a result of the amended loan agreement, $2.5 million of the outstanding loan balance is classified as a current liability and $6.0 million a long-term liability on the June 30, 2010 balance sheet.  In addition, the interest rate on the outstanding loan balance increased from 8.5% to 10.0%. The Company will also issue 500,000 warrants priced upon closing of the loan documents and an additional 500,000 warrants will be issued and priced one year after the closing.  The Company also agreed that the line of credit is secured by substantially all of its assets.  All other terms of the loan remained unchanged.

5.      Fair Value of Financial Instruments

The carrying values of certain of the Company’s financial instruments, including cash equivalents and accounts payable, approximate fair value due to their short maturities.  The fair values of the Company’s long-term obligations (see Note 4) are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk.  As of June 30, 2010, the Company estimates that the fair value of its $8.5 million (carrying value) revolving line of credit is approximately $8.4 million and that the fair value of its $2.0 million (carrying value) promissory note is approximately $1.9 million.

6.      Commitments

Vendor Contracts- The Company administers its cethromycin program largely under contracts with third parties.  Through June 30, 2010, contracts totaling $47.2 million have been executed related to the cethromycin program, which includes the development, commercialization, regulatory review and pre-launch activities associated with cethromycin as well as anthrax-related studies.  To date the Company has paid $47.0 million under these contracts and the remaining balance of $0.2 million is expected to be paid by the end of the year.  Subcontractor arrangements in connection with the Defense Threat Reduction Agency (“DTRA”) award grant are expected to be approximately $2.8 million over a two-year period which began in August 2008.  Through June 30, 2010 the Company has paid $2.6 million related to these agreements.  The commencement of clinical trials to study ALS-357 as a topical treatment for patients with metastatic melanoma has been delayed and as such the Company has terminated a $0.9 million contract with a University to study ALS-357.  Through June 30, 2010 the Company has paid $0.3 million in other contracts related to the ALS-357 program. In July 2010, the Company entered into a sponsored research and option agreement with The University of British Columbia (“UBC”) to develop several antimicrobial peptides. Under the terms of the agreement with UBC, the Company paid an option fee upon execution of the agreement and will make additional payments based on the completion of specific milestones. In return, UBC granted the Company the exclusive option to evaluate the technology and obtain a worldwide, exclusive license to manufacture, distribute and market products emanating from the program.

Grant Payable- In April 2005, the Company was awarded a $500,000 grant from the State of Illinois to fund expansion of its corporate headquarters in Woodridge, Illinois.  Under the terms of the grant, the Company is to create 100 full-time jobs at its corporate headquarters between January 31, 2005 and December 31, 2010 (“Grant Period”).  Under the current terms of the agreement, if the Company does not create the specified number of full-time jobs, it is required to repay the grant proceeds on a pro-rata basis of actual jobs created compared to the total defined in the grant within 45 days of the expiration or termination of the agreement.  The entire grant has been spent and therefore the $500,000 has been classified as a current liability as the Company must create and maintain positions created during the Grant Period through December 31, 2010.  Through June 30, 2010, five new jobs have been created and retained since the grant was awarded.

7.      Stock Option Grants

The Company did not grant stock options during the six months ended June 30, 2010.  For the six months ended June 30, 2009, the Company granted stock options to purchase up to 673,200 shares of common stock to certain employees and directors.  The exercise price of the options was the market price of the Company’s common stock on the date of grant.  The Company recognized compensation expense totaling approximately $145,000 and $353,000 for the six months ended June 30, 2010 and 2009, respectively.

8.     Net Loss Per Share

Basic loss per share is computed by dividing net loss by the number of weighted average common shares outstanding during the reporting period.  Diluted loss per share is calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period.  The computation of diluted shares outstanding for the periods ended June 30, 2010 and 2009 excludes incremental shares of 13,560,550 and 14,016,924 respectively, related to outstanding employee stock options and warrants.  These shares are excluded due to their anti-dilutive effect as a result of the Company’s net losses for the periods ended June 30, 2010 and 2009.

9.     Recent Accounting Pronouncements

In April 2010, the FASB issued ASU 2010-17, which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone.  The scope of this guidance is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all the necessary criteria to be considered substantive.  An entity would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration.  The statement is effective for fiscal years (and interim periods within those fiscal years) beginning on or after June 15, 2010.  The Company does not expect the adoption of ASU 2010-17 will have a material impact on its statements of financial position, results of operations and cash flows.

In January 2010, the FASB issued updated accounting guidance related to the accounting for fair value measurements and disclosures, which are included in ASC Update No. 2010-06, “Improving Disclosures About Fair Value Measurements”.  The update requires new disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in ASC 820. The objective is to improve these disclosures and, thus, increase the transparency in financial reporting. The statement is effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of the provisions did not have a material impact on the Company’s statements of financial position, results of operations and cash flows.

10.  Subsequent Events

On August 6, 2010, the Company and Pfizer, through its subsidiary Wyeth LLC (formerly Wyeth), terminated the Development and Commercialization Agreement for cethromycin dated as of September 29, 2008 (the “Agreement”) between the Company and Wyeth LLC. The Agreement covered the Asia Pacific region excluding Japan.  Following discussions, both parties have concluded that it is in the strategic best interest of the parties to mutually terminate the Agreement. As a result of the mutual termination, the Company regained all of its rights to develop and commercialize cethromycin in the Asia Pacific region of the world, except Japan. As of the date of the termination, Pfizer owned 1,888,606 shares of common stock in the Company.

On August 10, 2010 the Company announced that the unit warrants sold in the July 2010 public equity offering will expire and cease to be exercisable on September 24, 2010. This date is set by the terms of the unit warrant, which state that the unit warrants will expire 45 days after the Company’s public announcement that the FDA has accepted the Company’s SPA. Accordingly, as a result of the announcement made on August 10 that the FDA had accepted the Company’s SPA, the unit warrants will expire and cease to be exercisable at 4:00 p.m. EDT on Friday, September 24, 2010.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this quarterly report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel drugs in the areas of infectious disease, oncology and respiratory disease. Using our internal discovery capabilities and our network of pharmaceutical and academic partners, we have assembled a promising pipeline of clinical and preclinical product candidates.  Our most advanced product candidate, cethromycin (RestanzaTM), is a novel once-a-day oral antibiotic that completed two pivotal Phase III clinical trials in community acquired bacterial pneumonia (“CABP”).  We have an exclusive worldwide license (excluding Japan) from Abbott Laboratories to develop and commercialize cethromycin. Cethromycin is also being developed as a biodefense agent for use in the treatment of anthrax, plague and tularemia.  We also have product candidates in earlier stages of development for the treatment of indications including malignant melanoma and respiratory distress caused by inflammation-related tissue damage.

None of our product candidates have been approved by the U.S. Food and Drug Administration (“FDA”) or any comparable foreign agencies, and we have not generated any significant revenues to date. Our ability to generate revenues in the future will depend on our ability to meet development or regulatory milestones under any license agreements that trigger payments to us, to enter into new license agreements for other products or territories and to receive regulatory approvals for, and successfully commercialize, our product candidates either directly or through commercial partners.

Development Update — Cethromycin CABP Program

In late June 2010 we submitted a final Special Protocol Assessment (“SPA”) with the FDA for the proposed Phase III clinical program of cethromycin in the treatment of patients with CABP. We have been engaged in the SPA process with the FDA over the last year and just recently met with officials from the FDA to establish the clinical trial design needed to gain approval in CABP.  As filed, the SPA incorporates written and oral comments from the FDA’s Division of Anti-Infective and Ophthalmology Products.

An SPA is a written agreement between the FDA and a drug sponsor concerning the clinical trial design, clinical endpoints and other clinical trial issues that can be used to support regulatory approval of a drug candidate. The process is intended to provide assurance that if the agreed upon clinical trial protocols are followed, the clinical trial endpoints are achieved and there is a favorable risk benefit profile, the data may serve as the primary basis of an efficacy claim in support of a New Drug Application (“NDA”).

In August 2010 we reached an agreement with the FDA, under the SPA process, on the design of our planned Phase III study of cethromycin to treat CABP.  The trial is the first prospectively designed superiority study to be conducted in CABP.

The double-blind pivotal superiority study will compare the efficacy and safety of once-daily oral administration of 300 milligrams of cethromycin over seven days of treatment to azithromycin. The primary efficacy endpoint will be the clinical cure rate in a macrolide-resistant Streptococcus pneumoniae population. The protocol also includes several unique features, such as the inclusion of patient-reported outcome measures, which have the potential to generate a more robust demonstration of effectiveness and establish cethromycin as a new standard of care in treating pneumonia.

With reported resistance rates as high as 40 percent to standard-of-care macrolide antibiotics in the U.S., there is a pressing medical need for new drugs to treat CABP. Based on the data we have accumulated in our extensive pre-clinical and clinical program to date, coupled with a thorough review of published literature on the clinical relevance of macrolide resistance, we believe that cethromycin has the potential to show a superior efficacy advantage in patients who are resistant to marketed macrolide drugs.

Background

We submitted the cethromycin NDA in September, 2008 based on the results of 53 clinical studies including 2 pivotal Phase III studies wherein cethromycin demonstrated non-inferiority to Biaxin® in mild-to-moderate CABP.

On June 2, 2009, the FDA AIDAC reviewed the cethromycin NDA. The AIDAC voted that cethromycin demonstrated safety for the outpatient treatment of adults with mild-to-moderate CABP, but voted that cethromycin did not demonstrate efficacy in the treatment of CABP in light of the new FDA draft CABP guidance which was published in March of 2009.

On July 31, 2009 the FDA provided a complete response letter to us indicating that further clinical work would be required for the approval of cethromycin in CABP. Our pivotal Phase III program was designed and conducted under prior FDA guidance and before the new draft guidance document was released.

Over the past two years, the FDA has been conducting public workshops and advisory panels to discuss clinical trial design issues in CABP culminating in a draft guidance document published in March of 2009. Public comments were received in response to the draft guidance and an AIDAC meeting was held in December of 2009 to further discuss and resolve the CABP clinical design issues.

In March 2010, we met with officials from the FDA’s Anti-Infectives Division to gain clarity on the registration pathway for cethromycin. This meeting followed the December 9, 2009 FDA Anti-Infective Drugs Advisory Committee (“AIDAC”) meeting which discussed clinical trial design issues for CABP relative to the earlier, March 2009, FDA CABP guidance document. In the meeting, the FDA guided that, to assess the approvability for cethromycin to treat CABP, we should establish a SPA using a superiority clinical trial design comparing cethromycin to a marketed macrolide antibiotic in two clinical trials. In light of this guidance, we continued to work with the FDA to finalize a SPA using a superiority design for the outpatient CABP indication.

If cethromycin is approved for marketing by the FDA, we plan to sell cethromycin using commercial partners to access the primary care physician market and to build and utilize a focused internal sales force that will market directly to early adopters such as, but not limited to, pulmonary medicine and infectious disease physicians. Discussions with potential commercial partners focused on geographical markets such as the European Union and the United States are ongoing.

Development Update — Cethromycin Biodefense Program

In April 2010, we announced positive results from an in vitro study assessing the efficacy of cethromycin against 30 strains of Burkholderia pseudomallei (melioidosis), a serious, life-threatening bacterial pathogen. Cethromycin showed significant in vitro activity against clinical and environmental strains of B. pseudomallei as measured by minimal inhibitory concentration (“MIC”), the lowest concentration of an antimicrobial that will inhibit the visible growth of a microorganism after 24 hours of incubation. Cethromycin demonstrated antibacterial activity with MIC values ranging from 0.5—8 ug/ml and MIC90 of 4 ug/ml. Most notably, cethromycin also demonstrated positive activity against strains that were resistant to a commonly used antibiotic, azithromycin, for which MIC values were all greater than 64 ug/ml. In a separate study, cethromycin also demonstrated in vitro activity against 30 strains of Burkholderia mallei with MIC values ranging from 0.06—1 ug/ml and MIC90 of 0.5 ug/ml, which are comparable to azithromycin.

In March 2010, we announced that we received notice from the Biomedical Advanced Research and Development Authority (“BARDA”) of the U.S. Department of Health and Human Services that it has completed its initial technical evaluation of our funding proposal for advanced development of cethromycin as a biodefense countermeasure and identified it as a scientifically and technically sound proposal important to program goals and objectives that may require further development and may be recommended for acceptance subject to funds availability. We were invited to submit additional information to allow BARDA to make a final determination on the appropriateness of the proposal to enter into contract negotiations. The Company is engaged in ongoing discussions with BARDA in light of recent amendements to the Broad Agency Anouncement that would fund the development of cethromycin, if awarded.

Related to this development, we also gained clarity from the FDA on the biodefense regulatory package required for submission in light of recent AIDAC meetings discussing the use of the FDA’s Animal Rule for approval of biodefense therapeutics. As anticipated, the FDA recommended that, in parallel with pivotal animal studies demonstrating efficacy under FDA’s Animal Rule, we should complete the CABP clinical program and submit a complete response to the CABP NDA prior to submitting an amended NDA for the biodefense indications.

Development Update — IV Formulation Program

In July 2010 we announced positive results from preclinical toxicology and pharmacokinetic studies of an intravenous (“IV”) formulation for cethromycin that support its use in a hospital setting. Cethromycin IV was administered as a single dose up to 60 mg/kg/day, the highest dose tested. Results demonstrated cethromycin IV was well tolerated and generated 10-fold greater plasma exposure compared to oral administration. The studies were conducted in rats in accordance with good laboratory practices. The increased bioavailability of cethromycin IV may allow for the treatment of serious hospital infections as well as the treatment of bioterror pathogens, such as anthrax, plague and tularemia after signs and symptoms are present.

Financial Update

Since our inception, we have incurred net losses each year. Our net loss for the six months ended June 30, 2010 was $3.9 million.  As of June 30, 2010, we had an accumulated deficit of $135.5 million. We have funded operations to date primarily from debt financings and capital contributions from our founder and Chief Executive Officer, proceeds from an initial public offering, and subsequent private placements, including issuances of common stock under two Standby Equity Distribution Agreements.

On July 7, 2010, we closed a registered public offering of units.  As part of the closing, we issued 379,188 units at a public offering price of $4.20 per unit, raising approximately $1.6 million in gross offering proceeds and approximately $1.0 million in net proceeds after deducting placement agent fees and offering expenses payable by us.  We intend to use the net proceeds from the offering for working capital purposes as we continue to work with the FDA toward the completion of the protocol design for the additional clinical data needed for regulatory approval of cethromycin in the treatment of CABP under a SPA.

Each unit sold in the offering consists of (i) 100 shares of our common stock, (ii) 100 stock warrants to purchase shares of common stock at an exercise price of $0.042 per share and (iii) one warrant to purchase an additional unit, consisting of 100 shares of common stock and 100 stock warrants, at an exercise price of $4.20 per additional unit.  The stock warrants may be exercised at any time during the period commencing six months after the closing date and ending on the fifth anniversary of the closing date.  The unit warrants may be exercised at any time during the period commencing on the closing date and ending on the earlier of: (i) the date that is 45 days after our first public announcement that the FDA has accepted our SPA relating to the additional clinical data needed for regulatory approval of cethromycin in the treatment of CABP and (ii) December 31, 2010.

Dawson James Securities, Inc. (“Dawson James”) acted as the placement agent for the offering.  In addition to cash placement agent fees, we issued to Dawson James a compensation warrant to purchase 1,516,752 shares of common stock at an exercise price of $0.0672 per share.

In May 2010, we entered into a letter agreement with our lender to extend the loan maturity by one year to January 1, 2012.  Under the terms of the agreement, we repaid $1.5 million of the outstanding loan balance and are required to further reduce the balance by an additional $1.5 million by July 1, 2010 and $1.0 million by April 1, 2011.  In June 2010, the lender agreed to extend the July 1, 2010 payment date until October 1, 2010.  Our Chief Executive Officer, Michael T. Flavin, Ph.D., provided a personal guarantee to the loan facility and will be released of his guarantee upon receipt of a $1.5 million payment from us to the lender by October 1, 2010.  As a result of the amended loan agreement, $2.5 million of the outstanding loan balance is classified as a current liability and $6.0 million a long-term liability on the June 30, 2010 balance sheet.  In addition, the interest rate on the outstanding loan balance increased from 8.5% to 10.0%. We will also issue 500,000 warrants priced upon closing of the loan documents and an additional 500,000 warrants will be issued and priced one year after the closing.  We have also agreed that the line of credit is secured by substantially all of our assets.  All other terms of the loan remained unchanged.

In May 2010, Michael T. Flavin Ph.D. agreed to exchange this outstanding indebtedness for newly-issued units, at the same price per unit as those sold in the proposed offering of common stock and warrants.  On July 22, 2010,  the Company, acting through the independent audit committee of our board of directors, entered into an agreement (the “Amended Exchange Agreement”) with Dr. Flavin, amending and restating the Amended and Restated Debt Exchange Agreement dated as of June 15, 2010 (the “Prior Exchange Agreement”).  The Amended Exchange Agreement provides that our $2.0 million promissory note with Dr. Flavin will be exchanged for 47,619,047 shares of our common stock.  The price of $0.042 per share used in the exchange was the same price per share used in our recently completed public equity offering.  As a result of the exchange, the promissory note was cancelled and retired.

In April 2010, our shareholders approved an amendment to our articles of incorporation to increase the number of authorized shares from 125,000,000 to 625,000,000 including an increase in the number of authorized shares of common stock from 120,000,000 to 620,000,000.  As of June 30, 2010, 100,372,067 shares of common stock were issued and outstanding and 16,556,577 shares are reserved for issuance under options and warrants.  Accordingly, out of the 620,000,000 shares of common stock authorized, 503,071,356 remained available for future issuance as of June 30, 2010.

In March 2010, the Company and YA Global Master SPV Ltd. (“YA SPV”), an affiliate of Yorkville Advisors, agreed to terminate the Standby Equity Distribution Agreement dated as of June 19, 2009 (the “SEDA”).  We sold to YA SPV 49,549,200 shares of our common stock and raised approximately $11.7 million under the SEDA prior to its termination.  Shares of common stock sold under the SEDA in excess of $9.0 million were sold with the consent of our lender under our credit facility.

In June 2009, the Company and YA Global Investments, L.P. (“YA Global”), an affiliate of Yorkville Advisors,  terminated a prior Standby Equity Distribution Agreement dated as of September 29, 2008 (“Former SEDA”).  For the period of January 1, 2009 through the end of the Former SEDA, we issued 9,883,994 shares to YA Global and received approximately $3.9 million.  In addition, in September 2008, we paid YA Global a commitment fee of $300,000 by issuing 393,339 shares of our common stock.

A discussion of our ability to continue as a going concern can be found in Note 1 to the consolidated financial statements and in the liquidity and capital resources section of this management discussion and analysis.

Results of Operations

Three months ended June 30, 2010 compared to three months ended June 30, 2009

Revenue.  We reported revenue of $273,000 for the three months ended June 30, 2010 compared to $707,000 for the three months ended June 30, 2009.  Revenue was derived from a grant awarded by the Defense Threat Reduction Agency (“DTRA”) of the U.S. Department of Defense (“DoD”).  The contract award of $3.8 million is over a two year period which began in August 2008.  The revenue from this grant has been fully recognized through the six months ended June 30, 2010.

Research and development expense.  Research and development expense decreased $0.6 million to $0.8 million for the three months ended June 30, 2010.  In conjunction with work performed under the grant awarded by DTRA, costs incurred decreased $0.4 million in the quarter ended June 30, 2010 and was partially offset by $1.0 million of expenses for IV formulation studies in the three months ended June 30, 2010. In 2009, expenses related to the June 2, 2009 AIDAC meeting were $0.3 million in the second quarter.

General and administrative expense.  General and administrative expenses were $1.2 million for the three months ended June 30, 2010, a decrease of $0.5 million compared to the second quarter last year.  This result reflects a decrease in legal and other professional services of $0.2 million and facility and other administrative expenses of $0.2 million for the three months ended June 30, 2010 compared to the same period last year.  In addition, salary, benefit and incentive compensation costs were lower by $0.1 million in the second quarter of 2010 compared to the same quarter last year.

Interest income.  Interest income decreased $1,000 to $1,000 for the three months ended June 30, 2010 as compared to the same period last year.

Interest expense.  Interest expense of $253,000 decreased $5,000 in the three months ended June 30, 2010 as compared to the same period last year.

Other (income) expense, net.  For the three months ended June 30, 2009 we recorded a $20,000 currency transaction loss related to the procurement of commercial launch materials.

Six months ended June 30, 2010 compared to six months ended June 30, 2009

Revenue.  We reported revenue of $753,000 for the six months ended June 30, 2010 compared to $1.1 million for the six months ended June 30, 2009.  Revenue was derived from a grant awarded by the Defense Threat Reduction Agency of the U.S. Department of Defense.  The contract award of $3.8 million is over a two year period which began in August 2008.  The revenue from this grant has been fully recognized through the three months ended June 30, 2010.

Research and development expense.  Research and development expense decreased $0.6 million to $1.6 million for the six months ended June 30, 2010.  In conjunction with work performed under the grant awarded by DTRA, costs incurred decreased $0.3 million in the six months ended June 30, 2010. Expenses incurred for IV formulation studies of $0.2 million were offset by lower salary, benefit and incentive compensation costs of approximately $0.2 million in the six months ended June 30, 2010.  Research and development expenses related to the FDA review of cethromycin including the June 2, 2009 AIDAC meeting, were $0.3 million for the six months ended June 30, 2009.

General and administrative expense.  General and administrative expenses were $2.6 million for the six months ended June 30, 2010, a decrease of $0.6 million compared to the same period last year.  This result reflects lower salary, benefit and incentive compensation costs of $0.3 million and decreased facility expenses of $0.1 million as a result of renewing our lease agreement at a lower rate per square foot and reduced amount of space.  In addition, legal services and other administrative costs were approximately $0.2 million lower for the six months ended June 30, 2010 compared to the same period previous year.

Interest income.  Interest income increased $3,000 to $7,000 for the six months ended June 30, 2010 as compared to the same period last year.

Interest expense.  Interest expense of $509,000 decreased $2,000 for the six months ended June 30, 2010 as compared to the same period last year.

Other (income) expense, net.  For the six months ended June 30, 2009 we recorded a $20,000 currency transaction loss related to the procurement of commercial launch materials.

Liquidity and Capital Resources

We have devoted substantially all of our cash resources to research and development and general and administrative expenses.  To date, we have not generated any revenues from the sale of products, and we do not expect to generate any such revenues in the near term, if at all.  As a result, we have incurred an accumulated deficit of $135.5 million as of June 30, 2010 and we expect to incur significant operating losses for the foreseeable future.  As of June 30, 2010 we had negative working capital of $5.0 million and cash and cash equivalents were $0.1 million.  Since our inception in 1999 to August 2005, we financed our operations primarily through debt and capital contributions from our founder and controlling stockholder and borrowings under our bank line of credit.  In August 2005 we completed our initial public offering in which we raised $28.7 million, net of underwriters discount and offering costs.  Since that time, we have completed three private placements in which we raised $52.8 million, net of underwriters’ discounts and offering costs and raised additional debt financing through our $10.0 million bank line of credit.  Between January 2009 and March 2010 we raised $15.6 million under two Standby Equity Distribution Agreements.  And in July 2010 we completed a secondary public offering and raised approximately $1.0 million, net of placement agent fees and offering expenses payable by us.

In September 2001, we incurred indebtedness under a $2.0 million promissory note with the Chief Executive Officer of the Company, which bears interest at 7.75%.  On January 4, 2010, the note was extended to January 5, 2012, all other terms remained unchanged and in effect.  In May 2010, Michael T. Flavin Ph.D. agreed to exchange this outstanding indebtedness for newly-issued units, at the same price per unit as those sold in the proposed offering of common stock and warrants.  On July 22, 2010,  the Company, acting through the independent audit committee of our board of directors, entered into the Amended Exchange Agreement with Dr. Flavin, amending and restating the Prior Exchange Agreement.  The Amended Exchange Agreement provides that our $2.0 million promissory note with Dr. Flavin will be exchanged for 47,619,047 shares of our common stock.  The price of $0.042 per share used in the exchange was the same price per share used in our recently completed public equity offering.  As a result of the exchange, the promissory note was cancelled and retired.

We have a revolving line of credit with a financial institution under which we had $8.5 million and $10.0 million outstanding as of June 30, 2010 and December 31, 2009, respectively.  In May 2010, we entered into a letter agreement with our lender to extend the loan maturity by one year to January 1, 2012. Under the terms of the agreement, we repaid $1.5 million of the outstanding loan balance and are required to further reduce the balance by an additional $1.5 million by July 1, 2010 and $1.0 million by April 1, 2011.  In June 2010, the lender agreed to extend the July 1, 2010 payment date until October 1, 2010.  Our Chief Executive Officer, Michael T. Flavin, Ph.D., provided a personal guarantee to the loan facility and will be released of his guarantee upon receipt of a $1.5 million payment from us to the lender by October 1, 2010.  As a result of the amended loan agreement, $2.5 million of the outstanding loan balance is classified as a current liability and $6.0 million a long-term liability on the June 30, 2010 balance sheet.  In addition, the interest rate on the outstanding loan balance increased from 8.5% to 10.0%. We will also issue 500,000 warrants priced upon closing of the loan documents and an additional 500,000 warrants will be issued and priced one year after the closing.  We have also agreed that the line of credit is secured by substantially all of our assets.  All other terms of the loan remained unchanged.

Net cash used in operating activities was $3.4 million for the six months ended June 30, 2010 compared to $4.4 million for the six months ended June 30, 2009.  Approximately $0.8 million of cash was used in our cethromycin programs in the six months ended June 30, 2010, compared to $1.6 million in the same period last year.  These amounts are net of DTRA grant award funds, which reimburse us for certain research and development expenses associated with the grant.  Cash used for general corporate purposes was $2.7 million in the six months ended June 30, 2010 compared to $2.8 million for the six months ended June 30, 2009.

Cash provided from financing activities was $0.7 million for six months ended June 30, 2010 compared to $3.8 million in 2009.  For the six months ended June 30, 2010, we received approximately $2.2 million, net of offering expenses, for the sale of 15,447,057 shares under the SEDA facility compared to $3.8 million for the sale of 9,883,994 shares for the six months ended June 30, 2009.  Additionally, under the terms of the new loan agreement, we repaid $1.5 million of our outstanding loan balance in the second quarter of 2010.

Contractual Obligations

As of June 30, 2010, the annual amounts of future minimum payments under debt obligations, interest, lease obligations and other long term liabilities consisting of executed research and development, and license agreements are as follows:

	Payments Due by December 31,
	2010	2011	2012	2013	2014	Total
Notes payable and bank line of credit	$1,500,000	$1,000,000	$8,000,000	$—	$—	$10,500,000
Interest	503,750	780,000	1,722	—	—	1,285,472
CABP program related costs	242,618	—	—	—	—	242,618
ALS-357 clinical program	35,630	—	—	—	—	35,630
Biodefense program related costs	213,504	—	—	—	—	213,504
Grant payable	—	500,000	—	—	—	500,000
Operating leases	54,920	111,840	87,965	9,480	2,370	266,575

Total	$2,550,422	$2,391,840	$8,089,687	$9,480	$2,370	$13,043,799

The above table does not include the potential $30.0 million product based milestone payment under our license agreement with Abbott which we will owe Abbott if cethromycin is approved for marketing by the FDA.  Under the terms of the amended license agreement, $20.0 million is payable within 20 business days after receipt of U.S. regulatory approval, $5.0 million is payable within 6 months of U.S. regulatory approval and $5.0 million is payable within 12 months of U.S. regulatory approval.  Thereafter, we would owe Abbott an additional $2.5 million upon reaching $200.0 million in aggregate net sales of cethromycin and $5.0 million upon reaching $400.0 million in aggregate net sales.  The periods in which milestone obligations become payable, if at all, are only estimates due to uncertainties associated with the completion or achievement of the milestone.

In the third quarter of 2008, we signed a letter of intent with DSM to procure raw materials to be used to produce commercial quantities of cethromycin.  The lead times for acquiring these raw materials needed to be used to complete production are lengthy.  As of June 30, 2010 the cost of raw materials actually purchased was approximately $2.8 million.  The agreement allows for us to purchase additional raw materials at a later time.

In August 2008, the DTRA of the DoD awarded us a two-year contract worth up to $3.8 million to further study cethromycin as a potential broad-spectrum medical countermeasure. In conjunction with the grant awarded by the DTRA, we entered into subcontractor arrangements to further study cethromycin as a potential broad-spectrum medical countermeasure.  The subcontractors’ costs are expected to be approximately $2.8 million over a two-year period which began in August 2008.

Our commitments under operating leases consist of payments made to a related party relating to our facilities lease in Woodridge, Illinois, which expires on October 1, 2012.  Additionally, we rent certain office equipment under operating leases.

We will not be generating any product-based revenues or realizing cash flows from operations in the near term, if at all.  We may not have sufficient cash or other funding available to complete our anticipated business activities for the remainder of 2010.  In order to continue our business activities during 2010, we intend to raise additional capital through the issuance of equity securities, continuing our efforts in applying for grant awards through various agencies and by licensing our lead compound, cethromycin, to commercial partners.  We believe, based upon current market conditions, commercial partnership agreements would include a series of milestone payments, including up-front milestones that would fund our continued operations.  Although management believes we could secure commercial partnerships, there can be no assurances that such partnerships will be available at terms acceptable to us, if at all. On July 7, 2010, we closed our previously announced registered public offering of units.  The unit offering was structured such that in addition to common stock, the investor received warrants and unit warrants that if exercised allow for the investor to purchase additional shares of common stock within a specified period (see Note 2 to the consolidated financial statements).  If we raise additional capital by issuing equity securities, our shareholders could experience substantial dilution.  As a result of the uncertainty in our ability to obtain needed financing through equity offerings, commercial partnerships and grant awards or other means, there is substantial doubt about our ability to continue as a going concern.

Our future capital uses and requirements depend on numerous forward-looking factors.  These factors include, but are not limited to, the following:

•                                          progress in our clinical development programs, as well as the magnitude of these programs;

•                                          the timing, receipt and amount of milestone and other payments, if any, from present and future collaborators;

•                                          our ability to raise additional debt or equity financing or the receipt of milestone payments that would be paid to us as a result of our entering into a commercial partnership for cethromycin, or a combination of both;

•                                          our ability to establish and maintain additional collaborative arrangements;

•                                          the resources, time and costs required to successfully initiate and complete our preclinical and clinical trials, obtain regulatory approvals, protect our intellectual property and obtain and maintain licenses to third-party intellectual property;

•                                          the cost of preparing, filing, prosecuting, maintaining and enforcing patent claims; and

•                                          the timing, receipt and amount of sales and royalties, if any, from our potential products.

If, at any time, our prospects for financing our clinical development programs are limited, we may decide to reduce research and development expenses by delaying or discontinuing certain programs.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities.  We review our estimates on an ongoing basis.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions or conditions.  While our significant accounting policies are described in more detail in the notes to our financial statements included in this quarterly report, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Stock-based Compensation

We account for stock-based awards to employees and non-employees using the fair value based method to determine compensation for all arrangements where shares of stock or equity instruments are issued for compensation.  We use a Black-Scholes-Merton options-pricing model to determine the fair value of each option grant as of the date of grant for expense incurred.  The Black-Scholes-Merton model requires inputs for risk-free interest rate, dividend yield, volatility and expected lives of the options.  Expected volatility is based on historical volatility of our stock since August 5, 2005, the date our stock began to trade publicly.  The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.  The expected lives for options granted represents the period of time that options granted are expected to be outstanding and is derived from the contractual terms of the options granted.  We estimate future forfeitures of options based upon historical forfeiture rates.

Forward-Looking Statements and Risk Factors

This Quarterly Report on Form 10-Q, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.   Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions.  Forward-looking statements reflect management’s current expectations, as of the date of this report, and involve certain risks and uncertainties.   Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors.   Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in our Annual Report on Form 10-K.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is currently confined to our cash, cash equivalents, line of credit and certain contract manufacturing agreements. We currently do not hedge interest rate exposure. We have not used derivative financial instruments for speculation or trading purposes. Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market rates would have any significant impact on their realized value.

We are subject to foreign currency exchange rate risk on certain contract manufacturing agreements.  For the six months ended June 30, 2010, we did not incur any exchange losses and have no outstanding obligations or commitments denominated in foreign currencies.  To date, we have not entered into any foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of fluctuations in foreign currency exchange rates.

Item 4. Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report.  Based on that evaluation, our CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control

During the period covered by this report, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1A. Risk Factors

Our business, financial condition, operating results and cash flows may be impacted by a number of factors, including those set forth in Item 1A of Part I of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.  Set forth below are material changes in our risk factors since the 2009 Form 10-K.  The information presented below updates, and should be read in conjunction with, the risk factors and other information disclosed in our 2009 Form 10-K and this Quarterly Report on Form 10-Q.

We may not be able to continue as a going concern or fund our existing capital needs.

Our independent registered public accounting firm included an explanatory paragraph in the report on our 2009 financial statements related to the uncertainty in our ability to continue as a going concern. The paragraph stated that we do not have sufficient cash on-hand or other funding available to meet our obligations and sustain our operations, which raises substantial doubt about our ability to continue as a going concern. We will not be generating any product-based revenues or realizing cash flows from operations in the near term, if at all. We may not have sufficient cash or other funding available to complete our anticipated business activities for the remainder of 2010. In order to address our working capital shortfall we intend to raise additional capital by accessing the capital markets and by licensing our lead product candidate, cethromycin, to commercial partners. There can be no assurances that we will be successful in accessing the capital markets on terms acceptable to us, if at all, or that such partnerships will be available on terms acceptable to us, if at all.

Item 5. Other Information

In lieu of a Form 8-K that would require disclosure under items 1.02 and 3.03 respectivey, the Company reports the following:

On August 6, 2010, the Company and Pfizer, through its subsidiary Wyeth LLC (formerly Wyeth), terminated the Development and Commercialization Agreement for cethromycin dated as of September 29, 2008 (the “Agreement”) between the Company and Wyeth LLC.  The Agreement covered the Asia Pacific region excluding Japan.  Following discussions, both parties have concluded that it is in the strategic best interest of the parties to mutually terminate the Agreement.  As a result of the mutual termination, the Company regained all of its rights to develop and commercialize cethromycin in the Asia Pacific region of the world, except Japan.  As of the date of the termination, Pfizer owned 1,888,606 shares of common stock in the Company.

On August 10, 2010 the Company announced that the unit warrants sold in the July 2010 public equity offering will expire and cease to be exercisable on September 24, 2010.   This date is set by the terms of the unit warrant, which state that the unit warrants will expire 45 days after the Company’s public announcement that the FDA has accepted the Company’s Special Protocol Assessment (“SPA”).  Accordingly, as a result of the announcement made on August 10 that the FDA had accepted the Company’s SPA, the unit warrants will expire and cease to be exercisable at 4:00 p.m. EDT on Friday, September 24, 2010.

Item 6. Exhibits

The following is a list of exhibits filed as part of this Form 10-Q:

Number	Description

3.1	Third Amended and Restated Certificate of Incorporation of Advanced Life Sciences Holdings, Inc. (as filed in our Quarterly Report on Form 10-Q as exhibit 3.1 on May 10, 2010)

10.1	Amended 2005 Stock Incentive Plan of Advanced Life Sciences Holdings, Inc. (as filed in our Current Report on Form 8-K as exhibit 10.1 on April 13, 2010)

31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*  Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Advanced Life Sciences Holdings, Inc.

By:	/s/ Michael T. Flavin, Ph.D.

Michael T. Flavin, Ph.D.
Chairman of the Board
and Chief Executive Officer

By:	/s/ John L. Flavin

John L. Flavin
President and
Chief Financial Officer

Dated: August 11, 2010

EXHIBIT INDEX

Number	Description

3.1	Third Amended and Restated Certificate of Incorporation of Advanced Life Sciences Holdings, Inc. (as filed in our Quarterly Report on Form 10-Q as exhibit 3.1 on May 10, 2010)

10.1	Amended 2005 Stock Incentive Plan of Advanced Life Sciences Holdings, Inc. (as filed in our Current Report on Form 8-K as exhibit 10.1 on April 13, 2010)

31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*  Filed herewith.

EXHIBIT 31.1

CERTIFICATION

I, Michael T. Flavin, certify that:

1.                                       I have reviewed this quarterly report on Form 10-Q of Advanced Life Sciences Holdings, Inc.;

2.                                       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.                                       The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))  for the registrant and have:

a)                                      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)                                     Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP;

c)                                      Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)                                     Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s first fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.                                       The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)                                      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)                                     Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 11, 2010

/s/ Michael T. Flavin
Michael T. Flavin
Chief Executive Officer
Advanced Life Sciences Holdings, Inc.

EXHIBIT 31.2

CERTIFICATION

I, John L. Flavin, certify that:

1.                                       I have reviewed this quarterly report on Form 10-Q of Advanced Life Sciences Holdings, Inc.;

2.                                       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this  report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.                                       The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)                                      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)                                     Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP;

c)                                      Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)                                     Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s first fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.                                       The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)                                      All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)                                     Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  August 11, 2010

/s/ John L. Flavin
John L. Flavin
Chief Financial Officer
Advanced Life Sciences Holdings, Inc.

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the quarterly report on Form 10-Q of Advanced Life Sciences Holdings, Inc. (the “Company”) for the fiscal quarter ending June 30, 2010 (the “Report”), I, Michael T. Flavin, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 to the extent applicable; and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 11, 2010

/s/ Michael T. Flavin
Michael T. Flavin
Chief Executive Officer
Advanced Life Sciences Holdings, Inc.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the quarterly report on Form 10-Q of Advanced Life Sciences Holdings, Inc. (the “Company”) for the fiscal quarter ending June 30, 2010 (the “Report”), I, John L. Flavin, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 to the extent applicable; and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 11, 2010

/s/ John L. Flavin
John L. Flavin
Chief Financial Officer
Advanced Life Sciences Holdings, Inc